








ENDURANCE SPECIALTY HOLDINGS LTD.

2007 ANNUAL REPORT

TABLE OF CONTENTS


Endurance
YOUR RISK IS OUR FOCUS

Specialized Knowledge... Old-Fashioned Values... Innovative Solutions...

At Endurance, we engage with our clients and investors, building lasting relationships that weather the test of time.



A MESSAGE FROM OUR CHAIRMAN

To our shareholders, clients and employees:

I am pleased to report that 2007 was another successful year for Endurance. The company achieved record earnings and made significant progress towards our strategic goal of being the best specialty insurer and reinsurer in the world. We realized net income of $521 million and generated a return on average common equity of 23%. Endurance's return on equity from inception to date stands at 15% – an impressive success given that the industry experienced two years of record catastrophe losses during that period.

Endurance was founded with the objective of building a portfolio of specialized products by leveraging our expert industry knowledge, outstanding customer service and long-term relationships with brokers and key partners. During 2007, we expanded our specialized product capabilities through hiring of experienced professionals and targeted acquisitions.

We continue to expand our insurance business in the United States, further diversifying our portfolio. A major milestone for Endurance was our acquisition of ARMtech, the fifth largest provider of federally-sponsored crop insurance in the United States. We are already working with our new colleagues at ARMtech to maximize the benefits of this transaction to further our goal of being a leader in the crop insurance market. In addition to the ARMtech acquisition, we hired several seasoned underwriting teams across the U.S. with in-depth product expertise and long-term relationships with industry brokers and clients.

Our reinsurance business also enjoyed success in 2007. Our focus on specialization and underwriting margin enabled us to maintain a high quality portfolio and achieve strong returns against an increasingly competitive landscape. We also announced the hiring of knowledgeable leaders to build branch offices in Zurich and Singapore, positioning us well in the expanding European and Asian markets.

Endurance continues to develop and refine its capital management strategy. In 2007, we entered into an approximately $150 million variable forward transaction and expanded our credit facility to $1.175 billion, providing us with reasonably priced, on-demand

"2007 was another successful year for Endurance. We generated record earnings, expanded our specialty underwriting expertise and returned more than $375 million of capital to our investors."

liquidity and additional financial flexibility. We also remain committed to returning excess capital to our shareholders, as evidenced by the 18 million share repurchase program authorized by our Board of Directors in early 2007. During the year, we repurchased 8.1 million common shares and warrants for $312 million, or 12% of our outstanding common shares at the beginning of the year. In addition, we paid $64 million in dividends to our common shareholders during 2007.

In November, in recognition of our strong capital position, excellent financial returns and industry leading risk management practices, A.M. Best upgraded our financial strength rating to "A" with a stable outlook. Endurance now has "A" financial strength ratings from both A.M. Best and Standard & Poor's and an "A2" financial strength rating from Moody's.

As we enter 2008, I am confident that Endurance's agility and specialty focus will continue to differentiate our performance in this increasingly competitive market. We will remain steadfast in our approach to specialized technical underwriting, continue to be resourceful in identifying attractive new business, diligent in retaining our existing clients, and stand firm in not renewing business that fails to meet our strict underwriting discipline. We remain committed to returning excess capital to our investors that cannot be appropriately utilized to further expand our business.

Thanks to the hard work of our many employees and business partners, 2007 was a great year for Endurance. We look forward to delivering another successful year in 2008.

Very sincerely yours,

Kenneth J. LeStrange
Chairman, President and Chief Executive Officer



INSURANCE

Michael P. Fujii
President and Chief Executive Officer
Worldwide Insurance Operations

"As we continue to attract the best professionals in the industry, we further strengthen our capability to deliver specialized services and long term value for our customers. Exceptional talent combined with disciplined risk management is the foundation of our ability to cultivate growth opportunities and outperform market expectations."

In 2007, our worldwide insurance business accounted for 41% of Endurance's gross premiums written, up from 30% in 2006, reflecting further expansion of our diversified book of business. Several milestones marked the year as Endurance acquired ARMtech, a leading specialty crop insurer; introduced a U.S. healthcare business line; and added new underwriting teams with select market expertise to expand penetration within the U.S.

Our Bermuda operation continues to be a market leader, providing important capacity to our casualty, professional lines and healthcare clients. For 2008, we are exploring additional international product lines through our London office.

The foundation of our operating model is long-term relationships with brokers and policyholders, developed by our tenured underwriters, actuaries and claims professionals. Our team works together to deliver consistent and responsive service through a disciplined approach to underwriting supported by appropriate systems, controls and infrastructure. We leverage knowledge of our clients' unique risks, supported by extensive data, to tailor innovative solutions that reflect our clients' exposures. This maximizes account retention and allows us to manage our risk portfolio more selectively, resulting in greater stability through market cycles.



William M. Jewett
President and Chief Executive Officer
Worldwide Reinsurance Operations

REINSURANCE

Our worldwide reinsurance business delivered strong financial results in 2007. This solid performance resulted from the successful execution of our specialized underwriting strategy and our agility in responding to the needs of our clients and brokers in an increasingly challenging environment. Our partnering relationships, combined with specialized underwriting and analytical skills, enabled us to execute efficiently designed reinsurance programs and deliver superior actuarial, risk management and claims analysis services.

With the corporate realignment of our businesses into two worldwide operations – insurance and reinsurance – we are able to better serve the needs of our clients and brokers, while more effectively allocating our resources and capabilities when presented with market opportunities. This agility has provided us with significant advantages as we assist our clients in meeting their reinsurance and risk management objectives. In 2008, we will further expand our global reach into Europe and Asia with new branches in Zurich and Singapore, giving us greater access to local market knowledge and opportunities.

Backed by a strong balance sheet, excellent ratings, and talented professionals with a diverse array of specialized skills, we are well positioned to differentiate ourselves from our competitors as we seek to be the best specialty reinsurer in the world.

"Our goal is to be the best specialty reinsurer in the world. We believe that our strong underwriting culture, extensive broker and client relationships and commitment to technical excellence ensure we are on track to achieve our goal."

INSURANCE AT A GLANCE



Insurance Specialty Lines

» **Property** – insurance against large value commercial risks and difference in conditions coverage for various segments in the global insurance market

» **Casualty** – insurance against third party liabilities of clients ranging from sophisticated Fortune 1000 companies to middle market companies at smaller attachment points

» **Healthcare Liability** – insurance providing excess hospital medical professional and other third party liability coverage for non-profit & for-profit hospitals, academic medical centers and integrated healthcare delivery systems

» **Workers' Compensation** – insurance for employees injured or disabled in connection with their work, primarily focused on niche markets in the U.S.

» **Professional Lines** – insurance against directors' and officers' liability, errors and omissions liability, employment practices liability and pension trust liability

» **Agriculture** – multi-peril crop insurance, crop hail, livestock risk protection and other agriculture risk management products, all offered through independent agents

For more details on selected insurance specialty lines, see pages 12 through 19.

Insurance Lines of Business
(Based on gross premiums written)



Worker's compensation	35%
Property	18%
Casualty	17%
Professional lines	12%
Healthcare liability	12%
Agriculture	6%

Sources of Insurance Business
(Based on gross premiums written)



Independent Agents	41%
Marsh	12%
Aon	9%
Willis	5%
Swett & Crawford	5%
Am WINS	4%
Other	24%

FINANCIAL HIGHLIGHTS

Endurance generated record net income of $521 million during 2007, driven by solid underwriting results and strong returns from the investment portfolio. We ended the year with excellent levels of capitalization, having grown total capital by 8% in 2007 to $3.0 billion while returning more than $375 million to shareholders through dividends and share repurchases.

In thousands of U.S.$ (except for per share, percentage and ratio information)	Year ended **Dec 31, 2007**	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Year ended Dec 31, 2004	Year ended Dec 31, 2003
Net income (loss) before preferred dividends	**521,107**	498,126	(220,484)	355,584	263,437
Operating income (loss)	**540,950**	500.909	(208,321)	348,443	247,938
Gross premiums written	**1,781,115**	1,789,642	1,668,877	1,711,357	1,601,997
Total assets	**7,270,727**	6,925,554	6,348,407	5,224,398	3,458,518
Shareholders' equity	**2,512,259**	2,297,874	1,872,543	1,862,455	1,644,815
Return on average common equity, Net Income	**22.9%**	25.6%	(12.6)%	20.3%	18.4%
PER COMMON SHARE					
Basic earnings per share	**$ 7.82**	$ 7.26	$ (3.60)	$ 5.66	$ 4.19
Diluted earnings per share	**$ 7.17**	$ 6.73	$ (3.60)	$ 5.28	$ 4.00
Diluted book value per common share	**$ 35.05**	$ 28.87	$ 23.17	$ 27.91	$ 24.03
Dividends declared per common share	**$ 1.00**	$ 1.00	$ 1.00	$ 0.81	$ 0.32
GAAP RATIOS					
Loss ratio	**47.0%**	50.5%	95.8%	57.4%	56.5%
Acquisition expense ratio	**19.3%**	19.4%	19.2%	20.2%	19.6%
General and administrative expense ratio	**13.6%**	11.6%	8.5%	8.2%	8.6%
Combined ratio	**79.9%**	81.5%	123.5%	85.8%	84.7%

Endurance Operating Income Profile

Insurance and reinsurance portfolio as of January 1, 2008



1-in-500
Year
$775 Mil Loss
1-in-250
Year
$659 Mil Loss
1-in-100
Year
$438 Mil Loss
1-in-50
Year
$248 Mil Loss
1-in-
Ye
$121 M
-1,000
-750
-500
-250

Enterprise Risk Management at Work

The above chart represents a cumulative analysis of our in-force underwriting portfolio on a full year basis based on thousands of potential scenarios. Loss years are driven largely by the occurrence of natural catastrophes and incorrect pricing of other property and casualty exposures. The operating income depicted includes net premiums earned plus net investment income, acquisition expenses and general and administrative expenses. The operating income depicted excludes the effects of income tax (expenses) benefits, amortization of intangibles and interest expense. Forecasted investment


PROBABILITY
Median
Result
$481 Mil Gain
Average
Result
$421 Mil Gain
1-in-10
Year
$34 Mil Gain
0
250
500
750

Operating Results – U.S. $ Millions

income, acquisition and general and administrative expenses are held constant across all scenarios. Losses included above are net of reinsurance including collateralized reinsurance and industry loss warranty purchases. Our stated objective is to maintain a risk management tolerance that limits our loss in a 1-in-100 year year to be no more than 25% of our equity capital. We base our budget and forecasts on the average result, although the nature of the curve places the median result further to the right.

Changes in Endurance's underwriting portfolio, investment portfolio, risk control mechanisms, market conditions and other factors may cause actual results to vary considerably from those indicated by our value at risk curve. For a listing of risks related to Endurance and its future performance, please see "Risk Factors" in our Annual Report on Form 10K for the year ended December 31, 2007.

FINANCIAL PERFORMANCE

Endurance delivered exceptional performance in 2007, generating a 22.9% return on average common equity. Diluted book value per share increased 21% over the prior year to $35.05 at December 31. For the full year, growth in diluted book value per share plus dividends paid totalled $7.18 per share, a return of 25% on beginning book value per share.

Return on Average Common Equity %


50
25
0
-25
2003 2004 2005 2006 2007

Net Income (Loss)
U.S. $ millions


550
275
0
-275
2003 2004 2005 2006 2007

Diluted Earnings per Share
U.S. $


10
5
0
-5
2003 2004 2005 2006 2007

Gross Premiums Written
U.S. $ millions


2000
1500
1000
500
0
2003 2004 2005 2006 2007

Diluted Book Value per Common Share U.S. $


40
30
20
10
0
2003 2004 2005 2006 2007

Total Capitalization
U.S. $ millions


3000
2250
1500
750
0
2003 2004 2005 2006 2007









REINSURANCE AT A GLANCE

Reinsurance Specialty Lines

» **Casualty** – reinsurance of automobile liability, professional liability, directors' and officers' liability, umbrella liability and workers' compensation insurance

» **Property** – proportional and excess of loss reinsurance of personal lines and commercial exposures

» **Catastrophe** – reinsurance for catastrophic perils on a treaty basis for events such as hurricanes, typhoons, earthquakes, floods, tornados, hail and fire, as well as certain workers' compensation coverages

» **Agriculture** – reinsurance of multiple peril, hail and named peril covers, as well as customized covers to provide protection from yield or price risk

» **Marine** – proportional and non-proportional reinsurance of bluewater hull, brownwater hull and cargo insurance business

» **Aerospace** – reinsurance of aviation and space businesses, including aviation hull, aircraft liability and aircraft products coverages, as well as satellite launch and in-orbit coverage

» **Surety and Other Specialty** – contract and commercial surety reinsurance, on both a proportional and excess of loss basis, as well as personal accident and terrorism

For more details on selected reinsurance specialty lines, see pages 20 through 27.

Reinsurance Lines of Business
(Based on gross premiums written*)




Catastrophe 32%
Property 21%
Casualty 19%
Agriculture 12%
Surety and other specialty 7%
Marine 5%
Aerospace 4%

Sources of Reinsurance Business
(Based on gross premiums written*)




Guy Carpenter 34%
Willis 21%
Aon 19%
Benfield 11%
Other 15%

* Prior to deposit accounting adjustments



John B. Zachry
Chief Property Officer,
U.S. Insurance

"The skill and depth of experience of our underwriting professionals allow us to consider the most complex accounts and to deliver solutions that create exceptional value for our clients."

Endurance writes property catastrophe and all-risk property insurance in the U.S. and individual risk property insurance internationally. We are committed to establishing long-term partnerships, providing a breadth of capabilities to our clients.

Our experienced underwriters, technical support staff and claims professionals focus on complex accounts, where our specialized knowledge of client risks, coupled with significant market capacity, assists producers and clients in structuring valuable customized solutions. Sophisticated actuarial models and exposure data ensure consistency in our underwriting decisions, while enabling us to tailor coverage and pricing to clients' exposure history, risk spread and other factors to appropriately balance deductibles, risk protection and pricing stability.



PROPERTY INSURANCE

Insuring large value commercial risks in the global market including catastrophe and individual risks across a range of industries.

Our U.S. team underwrites risks throughout the country, including those located in catastrophe prone areas, with significant capacity and emphasis on West Coast earthquake and Florida wind coverage. With an ongoing commitment to serve our clients' varied property exposure needs, we continue to expand our all-risk coverage within the U.S.

Our London-based team works through a network of brokers across the U.K. and Europe to provide both primary and excess coverage. Our expanding portfolio covers Europe, the Far East, South Africa, Australia and New Zealand. We also assess risks in the Middle East and South America. The team has in-depth experience underwriting and servicing risks across a range of industries, including manufacturing, transportation, utilities, wholesale, retail, finance, healthcare and leisure.



Andy Brooks
Head of Insurance, UK

"Our underwriters, risk engineering and claims specialists work closely together to provide our clients with insurance solutions and consultative services that better enable them to manage their risk portfolios. Through our broad network of brokers, we reach risks across the UK and internationally."





Covering a range of third party liabilities for commercial operations on both a primary and excess of loss basis.

CASUALTY INSURANCE

Endurance provides primary and excess casualty insurance through a network of wholesale and retail brokers, offering personalized service to a wide array of commercial operations. Our primary casualty practice underwrites a broad range of specialty exposures including product liability, commercial contractors, premises liability and short-term special events. Our excess casualty business structures comprehensive coverage specific to the needs of our U.S. and international clients across a variety of industries.

In addition to significant market capacity, we deliver underwriting and actuarial advisory services that add value to clients beyond insurance coverage. Our experienced specialty underwriters and dedicated claims teams build on our knowledge of client





Mark G. Ying
Chief Casualty Officer,
U.S. Insurance

"Building on our extensive understanding of the risks we underwrite, we offer our clients value beyond the insurance policy by working with them to tailor insurance solutions that fit their needs."

exposures gained from years of experience servicing their accounts, including site visits and extensive data analysis. We have flexibility in the use of policy limits and an ability to participate in more than one layer of coverage, underwriting working layer excess insurance on appropriate accounts. We also work with risk managers on excess accounts to evaluate their retention limits and advise on loss reserves within these limits. Our in-house claims professionals ensure continued responsive and timely service throughout the life of the policies we underwrite.

Our detailed understanding of our clients' businesses, coupled with a technical and disciplined underwriting approach, results in tailored insurance solutions with pricing that best reflects the exposures and risk practices of our clients.



Samuel R. Scheef
President
ARMtech Insurance Services

"ARMtech is a recognized leader in U.S. crop insurance, and with the benefit of Endurance's capital strength, ARMtech is even better positioned to deliver on our commitment to continue providing our clients with high quality, personalized service."

Endurance entered the agriculture insurance field with the acquisition of ARMtech in December 2007. ARMtech, the fifth largest underwriter of U.S. federally sponsored crop insurance, blends extensive agribusiness experience with insurance expertise and high-tech software development. ARMtech focuses on multi-peril crop insurance, crop hail, livestock risk protection and other agriculture risk management products, all offered through independent agents. Headquartered in Lubbock, Texas, ARMtech employs an extensive network of field representatives who work closely with agents and claims adjustors to ensure superior service throughout the claims process.

AGRICULTURE INSURANCE

Focusing on traditional multi-peril crop insurance, crop hail, livestock risk protection and other agriculture risk management products in the U.S.



ARMtech shares Endurance's client service values, specialty focus and commitment to technological innovation. ARMtech's highly experienced underwriting and claims teams work closely with agents to tailor insurance products and services that minimize clients' risk exposures. The entire process is supported by training programs and innovative systems that provide for prompt responses on quotes, more consistent application of underwriting guidelines, accurate real-time policy information, and quick turnaround of claim payments. These leading-edge proprietary systems also provide a competitive advantage to our clients by supplying them with integrated tools to better evaluate their complex risks.



Specializing in excess third party liability coverage for hospitals, academic medical centers and other healthcare delivery providers.



HEALTHCARE LIABILITY INSURANCE

Endurance's healthcare insurance team specializes in third party excess liability coverage for hospitals. Since its inception in 2002, our Bermuda operation has focused on writing policies for large stand-alone hospitals, multi-hospital systems, academic medical centers and specialty hospitals. With the introduction of our U.S.-based healthcare practice in 2007, we now also offer excess coverage to small and medium sized stand-alone hospitals, with a vision toward underwriting ancillary healthcare providers and excess protection for large physician groups. Together, our Bermuda and U.S.-based healthcare practices offer comprehensive excess coverage for the healthcare industry.





Our Bermuda-based team targets sophisticated clients who retain a large portion of their own risk, practice strong clinical risk and claims management and purchase insurance with large limits. By working closely with our clients to understand their risk management programs we are able to provide them with insights on best practices within the industry and better reflect their exposures in our pricing. Our unique Risk Mitigation Program recognizes healthcare organizations that distinguish themselves from their peers with superior patient safety and high standards of care. Participating healthcare organizations are rated based on recognized industry safety initiatives and receive specific premium credits for implementing risk mitigation programs.

Judy Hart
Executive Vice President
Head of Insurance, Bermuda

"We are an established leader in the Bermuda market servicing large hospitals and hospital systems. With our new U.S.-based operation, we look forward to providing broader industry coverage as we expand to smaller stand-alone hospitals and healthcare organizations."

Endurance has established a diversified portfolio of property catastrophe reinsurance business written across the Americas, Europe, Africa, Asia, and Oceania. Driven by our focus on specialization, we provide our clients and brokers with traditional products as well as customized, individual solutions.

Endurance partners with clients and brokers to enhance exposure evaluation and to further develop insight into individualized risk management challenges and opportunities. This results in tangible competitive advantages to both our clients and ourselves. We use specialized modeling techniques to evaluate client data profiles and provide specific feedback to our cedants to improve the quality of

PROPERTY CATASTROPHE REINSURANCE



Providing wind, earthquake, flood and other catastrophe coverage for commercial and residential properties in high exposure areas around the globe.



information regarding their potential exposures, leading to more accurate risk assessment and pricing.

Our teams work closely with clients and brokers to provide a consistent and transparent underwriting approach that is closely aligned to our business strategy and that of our clients. Our proprietary tools and specialized knowledge create consistency throughout the underwriting process as solutions are based on extensive examination and analysis. We balance the analytics built into our pricing and underwriting decisions with timely and responsive client service and the value we place in enduring relationships.



Christopher T. Schaper
Executive Vice President
Head of Reinsurance, Bermuda

"Strong analytics are the backbone of our underwriting process, providing greater insight into our clients' exposures, enhancing their capabilities and, by extension, the quality of our shared risk."



Underwriting reinsurance for general liability, umbrella, automobile liability, environmental liability and other specialty lines of insurance.



U.S. CASUALTY REINSURANCE

The U.S. casualty reinsurance team underwrites treaty reinsurance for general liability, umbrella, excess, environmental liability, automobile liability, and other specialty lines of insurance business. Our focus is on companies with superior underwriting expertise, broad technical pricing capabilities, and a strong commitment to claims management. Endurance provides lead capacity on programs as well as valuable services to our clients. Working with our brokers, we structure and support reinsurance programs that optimally suit our clients' needs.

With specialized expertise across many industries and lines of business, we can better understand the challenges faced by our clients. This insight gives us a more comprehensive view of the risks we assume, which often results in savings





James D'Onofrio
Senior Vice President
Manager, U.S. Casualty Reinsurance

"Our commitment to the specialty business and ability to offer leading edge resources and tools has resulted in strong working relationships with our clients and brokers."

to our clients. This approach compliments our traditional emphasis on underwriting risk selection and risk mitigation and enables us to offer valuable services and information. For example, clients and brokers frequently use our actuarial and risk management analytic tools, resulting in better original risk selection. In addition, our expert legal and claims management professionals assist our clients in evaluating complex contract wording and claims coverage interpretations. They also provide guidance on legal and regulatory developments and corresponding advances in risk mitigation techniques.



Roger Heckman
Senior Vice President
Manager, Agriculture Reinsurance

"Our focus is on expanding our international presence while continuing to develop specialized products for U.S. crop exposures both at the farm and beyond the farm gate."

Our agriculture reinsurance group specializes in developing risk management solutions for businesses associated with the production of food and fiber on a global basis. We work primarily with insurance companies underwriting multiple peril, hail and named peril covers, and create customized risk transfer mechanisms for agribusinesses that have economic exposure to crop yields or prices.

Our team provides quantitative modeling capabilities as a value added reinsurance service to our agribusiness clients. With our focus on multiple peril solutions and evolving financial market risk management instruments, we seek to work with insurers whose technical approach compliments our own. Our extensive repository of exposure data and



AGRICULTURE REINSURANCE

Reinsuring food and fiber producers and customizing coverage for yield and price risks for agribusinesses around the world.

advanced analytic tools, combined with specialty expertise in complex agricultural products, has resulted in a significant portfolio of farm and farm-related industry clients in North America.

In addition to expanding our footprint in North America, we are actively pursuing opportunities internationally where economic, climate and regulatory changes are opening new markets with non-correlated risk exposures. We are working with agencies of several governments to provide tailored risk management solutions that address the economic viability of their agricultural producers, as well as ease the impact of market changes on related industries, including processors and transportation.





Providing specialized underwriting to the commercial and contract surety market in the US and internationally.

SURETY REINSURANCE

Endurance's surety reinsurance practice focuses on serving the commercial and contract surety industry worldwide. With our significant financial strength and strong ratings, we have the ability to source business either on a direct or brokered basis depending on our clients' requirements. Our business partners include national account writers and regional companies, as well as specialty and start-up surety operations. Having established a solid base of clients in North America and made inroads in Asia, we are now working to expand our portfolio in Europe.

Our team of experienced underwriters, in concert with dedicated actuarial and claims professionals, work closely with our clients to assist them in achieving their profitability



and growth objectives by providing value added services. These services include assisting in preparing business plans, offering insights into the market, giving advice on improving operating efficiencies, and guiding them throughout the underwriting process, including involvement in individual account underwriting. This partnering approach forms the basis for long lasting business relationships.

To better support our U.S. clients, Endurance holds a Treasury Certificate of Authority from the U.S. Department of Treasury in excess of $50 million. Our high standards of service delivery are also evidenced in our flexibility and responsiveness, especially in the areas of structuring and quoting special acceptances and other tailored programs.

Laura A. Shanahan
Senior Vice President
Manager, Surety and Personal Accident Reinsurance

"We recognize that no two risks are the same and pride ourselves on developing innovative solutions tailored to our clients' specific business needs."

CAPITAL AND INVESTMENT MANAGEMENT



Michael J. McGuire (left)
Chief Financial Officer

Mark K. Silverstein (right)
Chief Investment Officer

Exceptional capital and investment management are critical components of Endurance's overall strategy. The primary focus of our capital and investment management activities is to maintain sufficient levels of risk based capital, liquidity and financial flexibility to ensure that Endurance efficiently satisfies the needs of our customers, regulators, rating agencies and shareholders. Our underwriting, actuarial, finance and investment professionals work together to achieve a balance in the risks we undertake in our insurance, reinsurance and investment activities and enable us to optimize our balance sheet and reduce our overall cost of capital.

Our investment strategy has positioned us well over time, particularly during periods of significant market turmoil. During the second half of 2007, when the credit markets experienced significant volatility, Endurance's high quality portfolio performed exceptionally well. Endurance's investment portfolio contributed $281.3 to net income during 2007, while returning an overall yield of 5.1%. This strong performance resulted from the company's carefully considered investment policy, which maintains an average credit rating of AAA for fixed income securities. During the year, the company was able to capitalize on widening market spreads to further enhance its portfolio yield, without lowering credit quality.

"In 2007 we completed over $375 million of share repurchases and dividend payments and created efficient new sources of capital, thereby enhancing our financial flexibility and positioning ourselves to better support our business."

– Mike McGuire

"Our prudently managed investment portfolio performed well through the turbulent markets of 2007 and continued to generate a significant portion of our net income."

– Mark Silverstein

Disciplined and active capital management has been a hallmark of Endurance since inception. We are committed to maintaining strong levels of capital to support both our internal capital requirements and those of our external stakeholders. We strive to optimize the size and mix of our capital position, reducing our overall cost of capital. During 2007, we increased the size of our credit facility to $1.175 billion and entered into an approximately $150 million variable forward sale of our ordinary shares. These transactions significantly enhance our financial flexibility and provide us with immediate access to additional capital when needed.

We deploy our capital to underwriting and investment opportunities that we believe will earn an appropriate risk adjusted return. Returning excess capital to our shareholders is another cornerstone of our capital management philosophy. During 2007, Endurance paid $64 million in dividends on its ordinary shares and repurchased a total of 8.1 million ordinary shares and warrants at a cost of $312 million.

Looking forward, the expected softening of the market will require an even more disciplined approach to capital management, which will be an important differentiator for Endurance. We will continue to return capital to investors rather than underwrite business that does not meet our profit targets.

Capital Returned to Shareholders
U.S. $m



400
300
200
100
0
2003
2004
2005
2006
2007
Dividends
Repurchases
Dividends
Repurchases

Investment Income
U.S. $m



300
225
150
75
0
2003
2004
2005
2006
2007

CONSOLIDATED BALANCE SHEETS

In thousands of U.S.$ (except for per share, percentage and ratio information)	Year ended Dec. 31, 2007	Year ended Dec. 31, 2006
ASSETS		
Investments		
Fixed maturity investments available for sale, at fair value (amortized cost: $4,629,113 and $4,749,819 at December 31, 2007 and 2006, respectively)	**$ 4,660,236**	$ 4,714,204
Other investments	**358,128**	253,068
Total investments	**5,018,364**	4,967,272
Cash and cash equivalents	**567,825**	547,772
Premiums receivable, net	**723,832**	660,570
Deferred acquisition costs	**168,968**	168,809
Securities lending collateral	**173,041**	226,762
Prepaid reinsurance premiums	**122,594**	105,058
Losses recoverable	**187,354**	44,244
Accrued investment income	**38,543**	40,692
Intangible assets	**206,632**	70,366
Deferred tax asset	**-**	54,019
Other assets	**63,574**	39,990
Total assets	**$ 7,270,727**	$ 6,925,554
LIABILITIES		
Reserve for losses and loss expenses	**$ 2,892,224**	$ 2,701,686
Reserve for unearned premiums	**855,085**	843,202
Deposit liabilities	**108,943**	161,024
Reinsurance balances payable	**162,899**	172,328
Securities lending payable	**173,041**	226,762
Debt	**448,753**	447,172
Deferred tax liability	**922**	-
Other liabilities	**116,601**	75,506
Total liabilities	**4,758,468**	4,627,680
Commitments and contingent liabilities		
SHAREHOLDERS' EQUITY		
Preferred shares		
Series A, non-cumulative – Par value $1.00 - 8,000,000 issued and outstanding (2006 – 8,000,000); aggregate liquidation preference $200,000 (2006 – $200,000)	**8,000**	8,000
Common shares		
Ordinary – 60,364,488 issued and outstanding (2006 – 66,480,381)	**60,364**	66,480
Additional paid-in capital	**1,165,300**	1,458,063
Accumulated other comprehensive income (loss)	**57,725**	(14,465)
Retained earnings	**1,220,870**	779,796
Total shareholders' equity	**2,512,259**	2,297,874
Total liabilities and shareholders' equity	**$ 7,270,727**	$ 6,925,554

The financial information presented in this report should be reviewed in conjunction with our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2007 filed with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

In thousands of U.S.$ (except for per share, percentage and ratio information)	Year ended Dec. 31, 2007	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005
REVENUES			
Gross premiums written	**$ 1,781,115**	$ 1,789,642	$ 1,668,877
Ceded premiums written	**(206,140)**	(204,078)	(49,528)
Net premiums written	**$ 1,574,975**	$ 1,585,564	$ 1,619,349
Change in unearned premiums	**19,825**	53,010	104,345
Net premiums earned (includes Nil, $34,927, and $19,000 from related parties in 2007, 2006 and 2005, respectively)	**1,594,800**	1,638,574	1,723,694
Net investment income	**281,276**	257,449	180,451
Net realized investment losses	**(18,302)**	(20,342)	(8,244)
Other underwriting income (loss)	**1,602**	1,390	(4,818)
Total revenues	**1,859,376**	1,877,071	1,891,083
EXPENSES			
Net losses and loss expenses (includes Nil, $20,145, and $10,353 from related parties in 2007, 2006 and 2005, respectively)	**749,081**	827,630	1,650,943
Acquisition expenses (includes Nil, $11,238, and $5,651 from related parties in 2007, 2006 and 2005, respectively)	**307,576**	317,489	331,309
General and administrative expenses	**217,269**	190,373	146,419
Amortization of intangibles	**5,286**	4,600	4,694
Net foreign exchange losses (gains)	**7,970**	(21,021)	5,140
Interest expense	**30,125**	30,041	24,210
Total expenses	**1,317,307**	1,349,112	2,162,715
Income (loss) before income taxes	**542,069**	527,959	(271,632)
Income tax (expense) benefit	**(20,962)**	(29,833)	51,148
Net income (loss)	**521,107**	498,126	(220,484)
Preferred dividends	**(15,500)**	(15,500)	(2,720)
Net income (loss) available to common shareholders	**$ 505,607**	$ 482,626	$ (223,204)
Other comprehensive income (loss)			
Net income (loss)	**$ 521,107**	$ 498,126	$ (220,484)
Net unrealized holding gains (losses) on investments arising during the period (net of applicable deferred income taxes in 2007 – ($10,014); 2006 – $3,620; and 2005 – $2,852)	**49,257**	(20,235)	(57,119)
Reclassification adjustment for net realized losses included in net income (loss)	**18,302**	20,342	8,244
Foreign currency translation adjustments	**4,541**	5,010	(10,360)
Reclassification adjustment for net loss on derivatives designated as cash flow hedge included in net income (loss)	**90**	90	90
Other comprehensive income (loss)	**72,190**	5,207	(59,145)
Comprehensive income (loss)	**$ 593,297**	$ 503,333	$ (279,629)
PER SHARE DATA			
Weighted average number of common and common equivalent shares outstanding: Basic	**64,696,669**	66,435,712	62,029,075
Diluted	**70,539,647**	71,755,303	62,029,075
Basic earnings (loss) per common share	**$ 7.82**	$ 7.26	$ (3.60)
Diluted earnings (loss) per common share	**$ 7.17**	$ 6.73	$ (3.60)

The financial information presented in this report should be reviewed in conjunction with our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2007 filed with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands of U.S.$	Year ended Dec. 31, 2007	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005
PREFERRED SHARES			
Balance, beginning of year	**$ 8,000**	$ 8,000	$ -
Issuance of series A, non-cumulative preferred shares	**-**	-	8,000
Balance, end of year	**8,000**	8,000	8,000
COMMON SHARES			
Balance, beginning of year	**66,480**	66,139	61,255
Issuance of common shares	**1,900**	670	6,323
Repurchase of common shares	**(8,016)**	(329)	(1,439)
Balance, end of year	**60,364**	66,480	66,139
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	**1,458,063**	1,453,722	1,111,633
Issuance of common shares	**8,284**	8,677	196,410
Issuance of series A, non-cumulative preferred shares	**-**	-	185,700
Issuance of restricted share units in lieu of dividends	**180**	922	840
Public offering and registration costs	**(4,600)**	(134)	(1,290)
Repurchase of common shares	**(304,020)**	(9,679)	(50,319)
Settlement of equity awards	**(3,444)**	(3,498)	(2,702)
Stock-based compensation expense	**10,837**	8,053	13,450
Balance, end of year	**1,165,300**	1,458,063	1,453,722
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Cumulative foreign currency translation adjustments:			
Balance, beginning of year	**28,852**	23,842	34,202
Foreign currency translation adjustments	**4,541**	5,010	(10,360)
Balance, end of year	**33,393**	28,852	23,842
UNREALIZED HOLDING GAINS (LOSSES) ON INVESTMENTS:			
Balance, beginning of year	**(40,841)**	(40,948)	7,927
Net unrealized holding gains (losses) arising during the period, net of reclassification adjustment	**67,559**	107	(48,875)
Balance, end of year	**26,718**	(40,841)	(40,948)
ACCUMULATED DERIVATIVE LOSS ON CASH FLOW HEDGING INSTRUMENTS:			
Balance, beginning of year	**(2,476)**	(2,566)	(2,656)
Net change from current period hedging transactions, net of reclassification adjustment	**90**	90	90
Balance, end of year	**(2,386)**	(2,476)	(2,566)
Total accumulated other comprehensive income (loss)	**57,725**	(14,465)	(19,672)
RETAINED EARNINGS			
Balance, beginning of year	**779,796**	364,354	650,094
Net income (loss)	**521,107**	498,126	(220,484)
Issuance of restricted share units in lieu of dividends	**(180)**	(922)	(840)
Dividends on preferred shares	**(15,500)**	(15,500)	(2,720)
Dividends on common shares	**(64,353)**	(66,262)	(61,696)
Balance, end of year	**1,220,870**	779,796	364,354
Total shareholders' equity	**$ 2,512,259**	$ 2,297,874	$ 1,872,543

The financial information presented in this report should be reviewed in conjunction with our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2007 filed with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S.$	Year ended Dec. 31, 2007	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net income (loss)	**$ 521,107**	$ 498,126	$ (220,484)
Adjustments to reconcile net income (loss) to net cash Provided by operating activities:			
Amortization of net premium on investments	**3,731**	12,485	21,577
Depreciation and amortization of other intangibles	**17,045**	15,809	13,841
Net realized investment losses	**18,302**	20,342	8,244
Deferred taxes	**8,727**	18,968	(50,619)
Stock-based compensation expense	**10,837**	8,053	13,450
Equity in earnings of unconsolidated ventures	**(21,286)**	(29,073)	(13,347)
Premiums receivable, net	**32,828**	(85,461)	(29,757)
Deferred acquisition costs	**(6,263)**	(6,217)	32,486
Prepaid reinsurance premiums	**16,197**	(77,926)	(21,884)
Losses recoverable	**(7,632)**	(26,996)	(5,045)
Accrued investment income	**2,214**	(6,958)	(5,356)
Other assets	**(7,105)**	2,549	(7,495)
Reserve for losses and loss expenses	**48,122**	98,096	1,053,929
Reserve for unearned premiums	**(33,386)**	39,573	(93,976)
Deposit liabilities	**(52,081)**	68,501	92,523
Reinsurance balances payable	**(62,909)**	93,756	14,774
Other liabilities	**(7,932)**	(13,299)	24,616
Net cash provided by operating activities	**480,516**	630,328	827,477
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Proceeds from sales of fixed maturity investments	**3,112,796**	1,819,637	2,846,849
Proceeds from maturities and calls on fixed maturity investments	**676,498**	563,164	594,377
Proceeds from redemptions of other investments	**5,126**	-	-
Purchases of fixed maturity investments	**(3,665,257)**	(2,765,056)	(4,297,532)
Purchase of other investments	**(88,900)**	(62,112)	(57,500)
Purchases of fixed assets	**(17,734)**	(18,294)	(10,556)
Change in securities lending collateral received	**53,721**	181,901	1,136
Net cash paid in acquisitions	**(109,813)**	(16,042)	(28,098)
Net cash used in investing activities	**(33,563)**	(296,802)	(951,324)
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:			
Issuance of common shares	**10,072**	9,253	202,711
Repurchase of common shares	**(309,503)**	(10,008)	(51,937)
Issuance of series A, non-cumulative preferred shares	**-**	-	193,700
Issuance of long term debt	**-**	-	199,278
Change in securities lending collateral	**(53,721)**	(181,901)	(1,136)
Settlement of equity awards	**(3,444)**	(3,498)	(2,702)
Offering and registration costs paid	**(715)**	(134)	(1,333)
Bank debt repaid	**-**	-	(143,500)
Dividends on preferred shares	**(15,500)**	(15,500)	(2,720)
Dividends on common shares	**(64,073)**	(66,262)	(61,696)
Net cash (used in) provided by financing activities	**(436,884)**	(268,050)	330,665
Effect of exchange rate changes on cash and cash equivalents	**9,984**	14,281	(9,946)
Net increase in cash and cash equivalents	**20,053**	79,757	196,872
Cash and cash equivalents, beginning of year	**547,772**	468,015	271,143
Cash and cash equivalents, end of year	**$ 567,825**	$ 547,772	$ 468,015

The financial information presented in this report should be reviewed in conjunction with our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2007 filed with the Securities and Exchange Commission.



EXECUTIVE OFFICERS

Pictured from left to right:

Mark K. Silverstein
Chief Investment Officer

Mr. Silverstein has over 20 years of professional experience in investment management. Prior to joining Endurance, Mr. Silverstein managed multi-billion asset portfolios for a reinsurer and a global investment bank. Mr. Silverstein holds degrees from Cornell University and the University of Chicago.

William M. Jewett
President and Chief Executive Officer
Worldwide Reinsurance Operations

Mr. Jewett has extensive industry and executive management experience in the areas of underwriting, marketing, planning and management of non-traditional, general casualty and workers' compensation treaty reinsurance. Mr. Jewett is a graduate of Harvard University and the Wharton School of the University of Pennsylvania.

Thomas D. Bell
Executive Vice President
Endurance Specialty Insurance Ltd.

Mr. Bell was instrumental in the founding of Endurance in 2001, and has 35 years of experience as an underwriter and executive in the areas of property, casualty, ocean marine treaty and facultative underwriting. He has completed several Executive Education Programs at the Wharton School of the University of Pennsylvania.

John L. O'Connor
President and Chief Operating Officer
Endurance Services Limited

Mr. O'Connor brings to Endurance nearly 20 years of consulting and public accounting experience, most recently as a Partner in Accenture's Financial Services Practice responsible for Insurance Solutions in North America. Mr. O'Connor holds an accounting degree from Fairfield University and is a Certified Public Accountant.

Michael J. McGuire
Chief Financial Officer

Mr. McGuire came to Endurance from Deloitte & Touche LLP, where he served clients in the United States, Bermuda and Europe, most recently as a senior manager in mergers and acquisitions, providing transaction accounting, structuring and due diligence services to private equity and strategic investors. Mr. McGuire is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.



David S. Cash
Chief Underwriting Officer

Prior to his current role at Endurance, Mr. Cash served as the President of Endurance Bermuda and the Company's Chief Actuary and Chief Risk Officer. Mr. Cash attended Oxford University as a Rhodes Scholar and is a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries.

John V. Del Col
General Counsel, Secretary and
Executive Vice President, Acquisitions

Before joining Endurance, Mr. Del Col served as General Counsel of Trenwick Group Ltd., and Chartwell Re Corporation. He began his legal career at the law firms of Sullivan & Cromwell and LeBoeuf, Lamb, Greene & MacRae. Mr. Del Col is a graduate of Harvard Law School and Dartmouth College.

Michael P. Fujii
President and Chief Executive Officer
Worldwide Insurance Operations

Mr. Fujii has focused the past 30 years in the specialty lines property and casualty insurance industry. A graduate of Loyola University, Mr. Fujii is a member of the American Institute of Certified Public Accountants and the California Society of CPAs.

Michael E. Angelina
Chief Actuary and Chief Risk Officer

Prior to joining Endurance, Mr. Angelina was an actuary at Tillinghast, with a focus on reinsurance clients. Mr. Angelina is the co-author of Tillinghast's industry-wide asbestos actuarial study and participated in the development of the 2003 FAIR Act. He is an Associate of the Casualty Actuarial Society and a Member of the American Academy of Actuaries.

Daniel M. Izard
Chief Operating Officer, Endurance Holdings
President, Endurance Specialty Insurance Ltd.

Mr. Izard joined Endurance as the head of the Aviation Underwriting Department and has also served as the Chief Executive Officer of Endurance U.K. Mr. Izard is currently a Trustee of Embry-Riddle Aeronautical University and a member of the Board of Directors of Duncan Aviation, Inc.

BOARD OF DIRECTORS

Gregor S. Bailar
Philanthropist, Advisor, Investor
Former Chief Information Officer, Capital One and Nasdaq
- Compensation Committee
- Risk & Underwriting Committee

John T. Baily
Retired Partner, PricewaterhouseCoopers
- Audit Committee, Chairman
- Investment Committee

Norman Barham
Retired Vice Chairman and President of Global Operations, Marsh, Inc.
- Compensation Committee
- Risk & Underwriting Committee

Galen R. Barnes
Retired President and Chief Operating Officer, Nationwide Mutual Insurance
- Nominating & Corporate Governance Committee
- Risk & Underwriting Committee

William H. Bolinder
Retired President and Chief Executive Officer, Acadia Trust N.A.
- Lead Director
- Nominating & Corporate Governance Committee
- Risk & Underwriting Committee, Chairman

Steven W. Carlsen
Principal, Shadowbrook Advising, Inc.
Retired Chief Operating Officer, Endurance Holdings
- Investment Committee
- Risk & Underwriting Committee

Kenneth J. LeStrange
President and Chief Executive Officer, Endurance Holdings
- Chairman of the Board

Brendan R. O'Neill
Retired Chief Executive Officer, ICI PLC
- Compensation Committee, Chairman
- Investment Committee

Richard C. Perry
President, Perry Corp.
- Compensation Committee
- Investment Committee, Chairman
- Nominating & Corporate Governance Committee

William J. Raver
Investment Consultant
Former Chief Executive Officer and Chief Investment Officer, National Railroad Retirement Investment Trust
- Audit Committee
- Investment Committee

Robert A. Spass
Partner, Union Square Partners
- Audit Committee
- Compensation Committee
- Nominating & Corporate Governance Committee

Therese M. Vaughan
Professor of Insurance and Actuarial Science, Drake University
- Audit Committee
- Nominating & Corporate Governance Committee, Chairperson

R. Max Williamson
Retired Chairman and President, Scottsdale Insurance Company
- Risk & Underwriting Committee

Charters for the Audit, Compensation, Investment, Nominating & Corporate Governance and Risk & Underwriting Committees of our Board of Directors can be found at www.endurance.bm.

For printed copies, please write:
Investor Relations, Endurance Specialty Holdings Ltd.
Suite No. 784, 48 Par-la-ville Road, Hamilton HM II, Bermuda

RATINGS	A.M. Best	Moody's	Standard & Poor's
ENDURANCE SPECIALTY HOLDINGS LTD. GROUP			
Financial Strength (principal operating subsidiaries)	A	A2	A
ENDURANCE SPECIALTY HOLDINGS LTD.			
Senior Unsecured Debt	bbb	Baa1	BBB+
Subordinated Debt	bbb-	Baa2	-
Preferred Stock	bb+	Baa3	BBB-
Endurance Holdings Capital Trust I	–	Baa2	–
Endurance Holdings Capital Trust II	–	Baa2	-

CORPORATE INFORMATION

Headquarters

Endurance Specialty Holdings Ltd.
Wellesley House, 90 Pitts Bay Road,
Pembroke HM 08, Bermuda
+1 441 278 0400

Investor information

To obtain a copy of our Annual Report on Form 10-K or other information about the company, including copies of the Code of Business Conduct and Ethics and the Corporate Governance Guidelines, visit the Company's web site at www.endurance.bm or, for printed copies write:
Investor Relations,
Endurance Specialty Holdings Ltd
Suite No. 784, 48 Par-la-ville Road,
Hamilton HM 11, Bermuda

Transfer agent and registrar

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
+1 877 272 7572 (toll-free U.S.)
+1 201 680 6693 (outside the U.S.)
www.bnymellon.com/shareowner/isd

Independent registered public accounting firm

Ernst & Young LLP
Reid Hall, 3 Reid Street,
Hamilton HM 11, Bermuda

Ordinary shares

The following table sets forth, for the fiscal quarters and periods indicated, the high and low sale price per ordinary share as reported on the NYSE under the symbol "ENH" for the two most recent fiscal years:

	2007 price range		2006 price range	
	High	Low	High	Low
First quarter	**$ 36.68**	**$ 33.35**	$ 36.13	$ 30.69
Second quarter	**$ 41.22**	**$ 35.08**	$ 32.77	$ 29.83
Third quarter	**$ 41.99**	**$ 36.94**	$ 35.38	$ 29.80
Fourth quarter	**$ 43.20**	**$ 37.60**	$ 37.89	$ 34.45

The approximate number of record holders of our ordinary shares as of March 10, 2008, was 332, not including beneficial owners of shares registered in nominee or street name.

Management certifications

The certifications of our Chief Executive Officer and our Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to our Annual Report on Form 10-K, which is available on our web site at www.endurance.bm and from the SEC at www.sec.gov. In 2007 we also filed the CEO certification as required by the New York Stock Exchange.

The graph at right illustrates the cumulative shareholder return, including reinvestment of dividends, of the Company's ordinary shares, compared with such return for the (1) Standard & Poor's ("S&P") 500 Composite Stock Price Index and (2) S&P Property & Casualty Industry Group Stock Price Index, in each case measured during the period from February 28, 2003, the date that the Company's ordinary shares began trading on the New York Stock Exchange, to December 31, 2007. During this period, the cumulative total return on the Company's ordinary shares was 104%, the cumulative total return for the S&P 500 Composite Stock Price Index was 91% and the cumulative total return for the S&P Property & Casualty Industry Group Stock Price Index was 66%.

Comparison of 58 month Cumulative Total Return*

Among Endurance Specialty Holdings Ltd., The S&P 500 Index and The S&P Property & Casualty Insurance Index



$250
$200
$150
$100
02/03
12/03
12/04
12/05
12/06
12/07
Endurance Specialty Holdings Ltd.
S&P Property & Casualty Insurance
S&P 500

**$100 invested on 2/28/03 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.*

	02/03	12/03	12/04	12/05	12/06	12/07
Endurance Specialty Holdings Ltd.	100.00	147.43	153.95	166.01	174.60	204.48
S & P 500	100.00	134.16	148.76	156.07	180.72	190.65
S & P Property & Casualty Insurance	100.00	134.55	148.58	171.03	193.05	166.10

The stock price performance included in this graph is not necessarily indicative of future stock price performance.











Endurance
YOUR RISK. OUR FOCUS.

ENDURANCE SPECIALTY HOLDINGS LTD.
Wellesley House, 90 Pitts Bay Road
Pembroke HM 08, Bermuda
+1 441 278 0400

END